October 24, 2019

Prof. Arndt Rolfs, MD
Chief Executive Officer
Centogene B.V.
Am Strande 7
18055 Rostock
Germany

       Re: Centogene B.V.
           Registration Statement on Form F-1
           Filed October 11, 2019
           File No. 333-234177

Dear Prof. Arndt Rolfs:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed October 11, 2019

General

1. We note your disclosure that certain existing stockholders have indicated an interest to purchase up to a specific amount of common stock in the offering. We also note your disclosure that such stockholders may purchase more than the amount for which they indicated an interest in buying. So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to the existing stockholders, please disclose whether there is a ceiling on the amount that may be purchased by existing stockholders and quantify any ceiling. If not,
 Prof. Arndt Rolfs, MD
Centogene B.V.
October 24, 2019
Page 2
      please disclose the potential material impact on the public investors. Additionally, please tell us whether the limited number of public investors would impact the company's listing eligibility.
2. We note your disclosure that any of the stockholders that have indicated an interest in buying shares in the offering may determine to purchase more, less or no shares in this offering. If material, please add a risk factor describing the risks related to the offering.
3. Please identify the existing stockholders and the number of shares that these stockholders have indicated an interest in purchasing in the offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713
with any questions.



                                                              Sincerely,
FirstName LastNameProf. Arndt Rolfs, MD
                                                              Division of
Corporation Finance
Comapany NameCentogene B.V.
                                                              Office of Real
Estate & Construction
October 24, 2019 Page 2
cc:       Leo Borchardt
FirstName LastName